03010810

FORM SE

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Acrex Ventures Ltd.
Exact Name of Registrant as Specified in Charter

0001194506
Registrant CIK Number

20FR/12G/A
Amended Form 20F dated February 12, 2003
– 1-page map attached to Exhibit 4(b)
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

0-50031
SEC File Number, if available

SIGNATURES

Filings Made By the Registrant:
The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, February 14, 2003.

Acrex Ventures Ltd.
(Registrant)

By: Carl R. Jonsson
Carl R. Jonsson,
Director and Secretary


2003 ACREX "BALANCE" OPTION
2003 EXCLUDED ACREX OPTION
UNRESTRICTED UNDERGROUND ACCESS
Pike Lake
Emens Lake
N
843891
843892
949287
949286
949285
949290
38930
38928
38928
38500
38492
38493
38497
38501
38490
38494
38498
38502
38505
38491
38495
38499
47191
47192
47193
47194
1166919
1247515
ML 105466
ML 105465
1247527
1247526
1243892
1243890
1243891
1248410
1247523
1247524
1247525
1238680
1235305
1235309
1235314
1235312
STAKED
1226789
1226791
1240790
1235308
1240788
ML 105466
area with unrestricted underground access
1240789
1218683
1226673
1235311
MICHAUD
BARNET
GUIBORD
GARRISON
0 1 2 km
1225146
1225144
1225145
1218684
1218685
JAN 03

MONETA PORCUPINE MINES INC.

2003 ACREX OPTION AMENDMENT